One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

February 1, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc.

Registration Statement on Form S-11

Filed November 14, 2011

File No. 333-177963

Dear Ms. Barros:

This letter sets forth the response of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated January 13, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 2”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1.     Comment: We note your response to comment 1 of our comment letter dated December 13, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response: Thank you.

2.     Comment: We note your response to comment 8 of our comment letter dated December 13, 2011. Please confirm that your monthly pricing supplements will prominently disclose that your website may have more recent pricing information and that the pricing supplement will list, for each business day in the prior period for which the price was not disclosed in the prospectus, the daily NAV.

Atlanta — Brussels — Charlotte — Dallas — Los Angeles — New York — Research Triangle — Silicon Valley — Ventura County — Washington, D.C.

Ms. Sonia Barros

February 1, 2012

Response: The Issuer confirms that its monthly pricing supplements will prominently disclose that the Issuer’s website may have more recent pricing information and list the historical net asset value (“NAV”) per share, for each class of common stock, for each business day in the prior month for which such NAV per share has not been disclosed in the prospectus, including any supplements thereto.

3.     Comment: We note your response to comment 9 of our comment letter dated December 13, 2011. We also note your disclosure that you will disclose information as promptly as reasonably practicable through a press release that is posted on your website and in your filings with the SEC. Please tell us what type of filings you intend to make and what type of changes in NAV will lead you to disclose this information on your website and in filings with the SEC.

Response: In the event that the Issuer becomes aware of facts or circumstances that are likely to materially affect its NAV per share for either class of shares on any particular day, the Issuer will issue a press release, which will be filed with the Commission on Form 8-K as promptly as reasonably practicable. In addition, the Issuer will disclose the updated price in a prospectus supplement as promptly as reasonably practicable if the NAV per share for any class of shares changes by 5% or more from the latest price disclosed in the Issuer’s prospectus, including any supplements thereto.

Cover Page of Prospectus

4.     Comment: We note your response to comment 16 of our comment letter dated December 13, 2011. Please also revise the footnote to the cover page of the prospectus to indicate that such fees will be paid until they equal 10% of the gross proceeds from the primary portion of the offering.

Response: The Issuer has revised the footnote on the cover page of the prospectus in response to the Commission’s comment.

Fees and Expenses, page 13

5.     Comment: We note your response to comment 19 of our comment letter dated December 13, 2011 and reissue that comment in part. If you cannot add an additional column to disclose the recipient you may revise the first column to disclose the recipient in addition to the type of compensation. For example, you may add the recipient in another font, such as italics, under the type of compensation. In addition, we note you state that “disclosing the aggregate dealer manager and distribution fees that will be paid over the life of the offering would be misleading to investors because of the “best efforts” nature of the offering, which creates uncertainty as to the duration of the offering.” We further note your response to comment 6 where you state that “the Issuer confirms that it reasonably expects to offer and sell the

Ms. Sonia Barros

February 1, 2012

$3,000,000,000 in shares of common stock... within two years of the initial effective date.” Please revise this table and the table on page 93 to include the aggregate dealer manager and distribution fees assuming you sell the maximum offering.

Response: The Issuer has revised the compensation tables on pages 13 to 16 and 94 to 96 to disclose (1) in the left-hand column the recipient of each fee listed therein and (2) in the right-hand column the aggregate dealer manager fee and distribution fee that would be paid over the two-year initial offering period based on certain assumptions described therein.

Distributions, page 19

6.     Comment: We note your response to comment 22 of our comment letter dated December 13, 2011. We understand that your policy generally will be to pay distributions from cash flow from operations. If you expect that in the early phases of the offering you may pay distributions in excess of cash flow from operations, please revise your disclosure to state so. In addition, if you intend to pay distributions in excess of earnings, please revise your disclosure to state so.

Response: The Issuer does not expect to pay distributions in excess of cash flow from operations during the early phase of its offering or thereafter. However, the Issuer expects to pay distributions in excess of earnings. The Issuer has revised its disclosure on pages 19 and 126 of Amendment No. 2 to disclose its expectation.

Our Real Estate Investments, page 69

7.     Comment: We note your response to comment 28 of our comment letter dated December 13, 2011. Please confirm to us that your Average Minimum Base Rent per Occupied (Sq. Ft.) disclosure on page 72 accounts for tenant concessions and allowances. Please note that average effective annual rent per square foot is rent minus tenant concessions and allowances.

Response: The Issuer has revised the disclosure on page 74 to disclose the average minimum base rent per occupied square foot (excluding tenant concessions and allowances) for consolidated and unconsolidated properties.

Net Asset Value Calculation and Valuation Guidelines, page 102

8.     Comment: We note your response to comment 33 of our comment letter dated December 13, 2011. Please clarify whether NAV or any of the disclosed sub-items, such as the appraised properties, will be expertised. If NAV or its related sub-items will be expertised, please revise the consent filed as Exhibit 23.4 and the related disclosure on page 165 under “Experts” accordingly. If NAV or its related sub-items will not be expertised, please remove the consent and delete the related disclosure on page 165.

Response: The Issuer has revised page 167 of Amendment No. 2 and the consent of the Issuer’s independent valuation advisor in response to the Commission’s comment.

Ms. Sonia Barros

February 1, 2012

Distribution Information, page 110

9.     Comment: Please explain how you calculated adjusted cash flow from operations in the table on this page.

Response: The Issuer has revised the disclosure on page 111 of Amendment No. 2 to clarify that the cash flow from operations as calculated under generally accepted accounting principles in the United States (“GAAP”) has not been adjusted.

Historical NAV Per Share, page 111

10.   Comment: With respect to your historical NAV per share, please provide additional disclosure on the process used to determine the historical NAV, the methodologies and key assumptions, a break-out of each of the major sub-items valued and the relationship between the cost of the property portfolio and the current value.

Response: The Issuer has revised page 112 of Amendment No. 2 in response to the Commission’s comment.

11.   Comment: We note your disclosure that for your historical quarterly NAV per share, you recorded your mortgage debt payable at fair value but you have changed this to the outstanding loan balance for purposes of your new valuation guidelines. Please tell us the reasons for this change.

Response: The decision to change the valuation policy related to mortgage debt was the result of the experience and knowledge the Issuer gained in valuing mortgage debt as a component of its NAV over the past six years. In changing the mortgage debt valuation policy, the Issuer considered the key factors below.

•

The Issuer’s stockholders found the concept of valuing debt difficult to understand since mortgage debt could not be separated and sold apart from the real estate investment secured by the mortgage debt. In addition, the valuation of mortgage debt created potential for dilution of stockholders’ economic interests should shares be sold during times of material short-term swings in interest rates or loan spreads. This risk will be magnified when the Issuer begins calculating its NAV daily, rather than quarterly.

•

The Issuer’s board of directors expressed concern that large debt valuation premiums or discounts caused the Issuer’s NAV to be artificially high or low and, absent any changes other than the passage of time, such amounts would amortize to $0 over the life of the loan.

•

The Issuer’s advisor determined that the large debt valuation discounts observed during the financial crisis were not realizable because there were few, if any, buyers that were willing to assume in-place debt, even with below-market interest rates. In essence, in the Issuer’s experience, the debt mark-to-market adjustment, whether it was a premium or discount, has proven to be unrealizable in the actual marketplace for commercial real

Ms. Sonia Barros

February 1, 2012

estate. Additionally, because the Issuer acquires and finances properties with the intention of holding the properties over the long term, the Issuer believes that its stockholders should purchase its shares with the expectation of holding the shares over the long term, rather than for short-term trading, thereby negating the impact of short-term fluctuations in the fair value of mortgage debt.

•	The valuation of mortgage debt created volatility in the NAV that did not represent the fundamentals of the Issuer’s underlying real estate.

In consideration of the Issuer’s experience valuing mortgage debt as a component of NAV, together with the fact that other perpetual-life, public non-listed REITs with daily pricing features have determined to value mortgage debt at cost, the Issuer’s board of directors unanimously approved a change in its historical valuation policy effective as of the date that the Issuer’s public offering commences and the Issuer begins calculating NAV on a daily basis.

Item 37. Undertakings, page II-3

12.   Comment: We note your response to comment 38 of our comment letter dated December 13, 2011 and reissue that comment in part. Please revise the registration statement to provide the undertakings required by Section 20.D of Industry Guide 5.

Response: Based on Alston & Bird’s discussion with the Staff on January 26, 2012, the Issuer understands that it will not be required to include in the Registration Statement the undertakings required by Section 20.D of Industry Guide 5.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc.

Jason W. Goode, Alston & Bird LLP